John H. Lively The Law Offices of John H. Lively & Associates, Inc. A Member Firm of The 1940 Act Law GroupTM 11300 Tomahawk Creek Parkway, Suite 310 Leawood, KS 66211 Phone: 913.660.0778 Fax: 913.660.9157

April 30, 2018

Ms. Alison T. White
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. White:

On February 23, 2018, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 284 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 285 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding reflecting proposed changes to be approved by shareholders in regard to the investment restrictions and a new advisory agreement for each of the REMS Real Estate Value-Opportunity Fund, REMS Real Estate Income 50/50 Fund, and REMS International Real Estate Value-Opportunity Fund (the “Funds”).

We received comments from you relating to the Amendment. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. We have noted the Comments that may apply to multiple Funds. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Funds’ prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

REMS Real Estate Value-Opportunity Fund

Summary Prospectus / Fees and Expenses

1.
Comment:        In the Fund’s footnote discussing the fee waiver, please revise to state that: (i) recoupment is permissible only within three years from the date an amount is waived or reimbursed to the Fund; or (ii) if the Fund’s recoupment period will be longer than 3 years from the date an amount is waived or reimbursed, then please confirm in your response letter that the Fund has conducted a FAS 5 analysis and has concluded that recoupment is not probably. Additionally, please confirm that the Fund provided the auditors with the FAS 5 analysis.

Ms. Alison T. White
U.S. Securities and Exchange Commission
April 30, 2018

Response: The Trust has revised the disclosure to the effect of indicating that the recoupment will only be permitted three years from the date of the waiver or reimbursement.

Summary Prospectus / Investment Objective

2.
Comment:      In regard to each Fund, please consider removing everything after “current income” from the Funds’ investment objective as the text following this term is descriptive of the strategy and holdings of the Funds and the Commission staff believes it should not be part of the Funds’ investment objective.

Response: The Trust is declining to take this comment.

Summary Prospectus / Fees and Expenses

3.
Comment:        As noted in Comment #1, it appears that in the last annual update process the Funds changed the disclosure in the recoupment language so that only the REMS Real Estate Income 50/50 Fund has the correct terminology. Please explain if this an error and all disclosures can revert back to the original.

Response: The Trust has revised the disclosure to address your comments. See also the response to Comment #1 above.

Summary Prospectus / Principal Investment Strategies

4.	Comment: In the second paragraph in this section, please define “real estate exposed companies.”

Response: The Trust has revised the disclosure to address your comment.

5.
Comment:       Please revise the below sentence as it is not correct. An all-capitalization strategy would be one that involves investing in companies across all market capitalizations and not one that is tied to an index.

The Fund’s strategy is an all-cap strategy which means that investments are not made based on securities in REIT indices or benchmarks.

Response: The Trust has revised the disclosure to address your comment.

6.
Comment:        Please remove all statements about not investing according to an Index as they are negative strategies and are not permitted to be included as a principal strategy pursuant to Instruction 3 to Item 9b of Form N-1A.

Response: The Trust has revised the disclosure to address your comment.

7.	Comment: The last sentence in this section indicates that the Fund is non-diversified, but the SAI indicates otherwise. Please clarify.

Response: The Fund is diversified and the disclosure has been revised to address your comment.

8.	Comment: Please revise the below parenthetical utilizing Plain English principals and clarify the source of this language.

Ms. Alison T. White
U.S. Securities and Exchange Commission
April 30, 2018

The amount of leverage may not exceed 33-1/3% of the Fund’s total assets (including the amount of the borrowings but reduced by any liabilities not constituting borrowings).

Response: The Trust has revised the disclosure to address your comment.

9.	Comment: Please revise the sentence following the above parenthetical mentioned in Comment #8 in a manner that is more consistent with Plain English principals.

Response: The Trust has revised the disclosure to address your comment.

Summary Prospectus / Principal Risks

10.	Comment: In the “REIT Risk,” please explain why the disclosure below is included in the two domestic Funds.

A REIT that receives dividend income from a foreign corporation may be subject to foreign withholding tax on such income, which will reduce the economic return.

Response: The Trust has removed this disclosure from the risk section for the REMS Real Estate Value-Opportunity Fund and the REMS Real Estate Income 50/50 Fund.

11.	Comment: Under “Short Sale Risk” please state that the Fund’s losses in short sales could be unlimited.

Response: The Trust has revised the disclosure to address your comment.

12.	Comment: Please consider revising the risk titled “Non-Index Correlation Risk” to “Index Non-Correlation Risk.”

Response: The Trust has revised the disclosure to address your comment.

13.
Comment:        In regard to the “Interest Rate Risk,” please update the disclosure to reflect IM Guidance Update 2014-01 and 2016-02. Note that this comment applies to all Funds. Further, there is a reference to bonds, U.S. Government securities and very high-quality bonds in this disclosure. If the Fund will invest in these securities please add that disclosure to the principal investment strategies.

Response: The Trust has revised the risk disclosure to address your comment.

Real Estate Income 50/50 Fund

Summary Prospectus / Fees and Expenses

14.	Comment: The preamble to this section has bolded text while the other Funds do not. Please make the text consistent.

Response: The Trust has revised the disclosure to address your comment.

Summary Prospectus / Principal Investment Strategies

Ms. Alison T. White
U.S. Securities and Exchange Commission
April 30, 2018

15.	Comment: Please explain what is meant by the term “Multi-Factor Model” contained in the third paragraph in this section.

Response: The Trust has revised the disclosure to address your comment.

16.	Comment: Please revise the fifth paragraph utilizing Plain English principals.

Response: The Trust has revised the disclosure to address your comment.

Summary Prospectus / Principal Risks

17.
Comment:        The Fund discloses the risks of warrants and rights, but there is no mention of these types of investments in the strategy section. Please include these investments in the strategies section or remove the risk disclosure.

Response:        The investment adviser has advised making investments in these instruments is not a part of the Fund’s principal investment strategies and, accordingly, the Trust has removed the disclosure of using these instruments as part of the principal investment strategies (and associated risks) from the summary section of the Fund.

18.
Comment:        The Fund discloses the risks of convertible securities, restricted securities and illiquidity but there is no mention of these investments in the strategy section. Please include these investments in the strategies section or remove the risk disclosure.

Response:        The investment adviser has advised that making investments in convertible and restricted securities is not a part of the Fund’s principal investment strategies and, accordingly, the Trust has removed the disclosure of using these instruments as part of the principal investment strategies (and associated risks) from the summary section of the Fund. The Trust has left the risk associated with the illiquid investments and notes that this type of investment is also already addressed in the Fund’s principal investment strategies.

19.	Comment: Given the Fund’s strategy to include debt securities, it is unclear why debt security risk was removed from the disclosure. Please confirm.

Response:        The investment adviser has advised that making investments in debt securities (but not mortgage REITs) is not a part of the Fund’s principal investment strategies and, accordingly, the Trust has removed the disclosure of using these instruments as part of the principal investment strategies (and associated risks) from the summary section of the Fund. The Trust has left the risk associated with the illiquid investments and notes that this type of investment is also already addressed in the Fund’s principal investment strategies.

REMS International Real Estate Value-Opportunity Fund

Summary Prospectus / Principal Investment Strategies

20.	Comment: In the third paragraph in this section, please explain why the Fund discuss investments in domestic REITs when it invests mainly in non-domestic REITs.

Response: The Trust has removed this disclosure.

Ms. Alison T. White
U.S. Securities and Exchange Commission
April 30, 2018

21.	Comment: Please remove or relocate the paragraph beginning with “[o]ther countries have adopted...” as it does not describe a strategy.

Response: The Trust has revised the disclosure to address your comment.

22.	Comment: The fifth paragraph has a reference to “emerging market countries.” Please disclose how the Fund defines this term.

Response: The Trust has revised the disclosure to address your comment.

23.	Comment: The Fund discloses that it is non-diversified, but the SAI states that it is a diversified fund. Please clarify.

Response: The Trust has removed the reference to non-diversified.

24.	Comment: In the second to last paragraph in this section, the Fund notes that it is “long-biased.” Please explain what this means utilizing Plain English principals.

Response: The Trust has revised the disclosure to address your comment.

Additional Information About the Funds

25.
Comment:       Should the sentence below, which is included in the disclosure for the REMS Real Estate Value-Opportunity Fund, also be included in the summary section / principal investment strategies for each Fund?

The remainder of the Fund’s assets will be invested in cash or short-term investments, debt securities or securities of real estate operating companies that pay little or no dividends.

Response: The Trust has duplicated this sentence in the summary section for each Fund.

26.
Comment:        The first sentence of the third paragraph pertaining to the REMS Real Estate Income 50/50 Fund regarding that Fund’s investments in warrants is not included in the summary section on principal investment strategies. Should this concept be addressed in the principal investment strategies summary section for that Fund?

Response:        The investment adviser has confirmed that making the types of investments described in your comment is not part of that Fund’s principal investment strategies. Accordingly, the Trust has not revised the disclosure in response to your comment.

27.
Comment:        The disclosure in this section indicates that the REMS Real Estate Income 50/50 Fund may invest in ETFs. If investing in ETFs is a principal investment strategy for this Fund, please also include disclosure on ETFs in the summary section and risk sections of the prospectus.

Response:        The investment adviser has confirmed that making the types of investments described in your comment is not part of that Fund’s principal investment strategies. Accordingly, the Trust has not revised the disclosure in response to your comment.

Ms. Alison T. White
U.S. Securities and Exchange Commission
April 30, 2018

28.
Comment:        The disclosure in this section indicates that the REMS International Real Estate Value-Opportunity Fund may invest in ADRs, GDRs and EDRs. If investing in these securities is a principal strategy for this Fund, please also include disclosure on these securities in the summary and risks sections of the prospectus.

Response:       The investment adviser has confirmed that making the types of investments described in your comment is not part of that Fund’s principal investment strategies. Accordingly, the Trust has not revised the disclosure in response to your comment.

The Investment Adviser

29.	Comment: Please consider similar revisions as in Comment #1 to the disclosure on the expense reimbursement.

Response: The Trust has revised this disclosure to address your comment.

30.
Comment:        The waiver for the REMS International Real Estate Value-Opportunity Fund will end in September 2017. Please consider removing this language unless the expense limitation agreement will be extended.

Response: The Trust has revised this disclosure to address your comment.

Portfolio Managers

31.	Comment: Please include the business experience of Messrs. Webster and Velleley for the past five years.

Response: The Trust has revised this disclosure to address your comment.

How to Sell Shares

32.	Comment: Please consider adding disclosure in the redemption in kind section as to if such redemptions would be on a pro rata basis or a representative basket of securities, etc.

Response: The Trust has revised this disclosure to address your comment.

Statement of Additional Information

33.	Comment: Under “General Information” please reflect that the Funds’ are now “diversified” series portfolios.

Response: The Trust has revised the disclosure to address your comment.

34.	Comment: Under “Investment Policies and Restrictions” please remove the (i) or add an (ii) to the paragraph beginning with “[i]n regards to restriction #7 above.”

Response: The Trust has removed (i) from the paragraph.

35.	Comment: Under “Board of Trustees” please revise “Exhibit C” to read “Appendix C.”

Response: The Trust has revised the disclosure to address your comment.

* * * * * *

Ms. Alison T. White
U.S. Securities and Exchange Commission
April 30, 2018

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively